FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 4, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the fourth quarter of 2015.

2.  Table of unaudited consolidated capitalization of the Registrant at December 31, 2015 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2016

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, President

3

SEK
Year-end report 2015

January-December 2015

New lending amounted to Skr 104.6 billion (2014: Skr 57.1 billion)

Net interest revenues amounted to Skr 1,662 million (2014: Skr 1,578 million)

Operating profit amounted to Skr 1,535 million (2014: Skr 1,629 million)

Net profit amounted to Skr 1,187 million (2014: Skr 1,260 million)

Return on equity amounted to 7.2 percent (2014: 8.1 percent)

Operating profit excluding net results of financial transactions amounted to Skr 1,135 million (2014: Skr 1,123 million)

The outstanding volume of offers for loans at the end of the period amounted to Skr 57.1 billion (Skr 78.4 billion at year-end 2014)

The Common Equity Tier 1 capital ratio was 21.6 percent at the end of the period (16.9 percent at year-end 2014)

Basic and diluted earnings per share amounted to Skr 297 (2014: Skr 316)

The Board of Directors has resolved to propose at the Annual General Meeting that a dividend of Skr 356 million be paid, which represents 30 percent of net profit after tax fourth quarter 2015

New lending amounted to Skr 21.6 billion (4Q14: Skr 14.3 billion)

Net interest revenues amounted to Skr 428 million (4Q14: Skr 451 million)

Operating profit amounted to Skr 342 million (4Q14: Skr 503 million)

Net profit amounted to Skr 260 million (4Q14: Skr 387 million)

Operating profit excluding net results of financial transactions amounted to Skr 183 million (4Q14: Skr 378 million)

Basic and diluted earnings per share amounted to Skr 65 (4Q14: Skr 97)

2015

For the period

01/01/15 — 31/12/15

Download the report at www.sek.se

Statement by the CEO — Catrin Fransson

A good year for SEK with new customers and considerable new lending

Swedish exports gained momentum during the year and positively impacted Swedish GDP growth in 2015. In the third quarter, exports increased 5.7 percent year-on-year and we have noted a positive trend in export growth. Furthermore, both industrial production and order intakes indicated continued growth at the end of last year. In addition, various barometers show that export order intakes are expected to continue growing. At SEK, we have also noted the positive export growth trend through increased demand for lending to Swedish exporters’ customers. In the last quarter of the year, SEK’s total new lending to Swedish exporters and their customers was Skr 21.6 billion, compared with Skr 14.3 billion in the fourth quarter of 2014.

At the start of the year, we changed our organization with the aim of increasing focus on assisting our clients, Swedish exporters. We can now see that the change has had the desired effect and contributed to developing our business. Business volumes with existing clients have increased and we have attracted 11 new customers, both large and medium-sized. We have continued to develop our collaboration with the Swedish Export Credits Guarantee Board (EKN), and with Swedish and international banks, to reach more customers with our offering.

Efforts to promote Swedish exports intensified in the autumn following the launch of the government’s export strategy and we have increased collaboration with the various organizations within Team Sweden. Among other initiatives, SEK participated in a delegation to Iran, led by the Minister for Enterprise and Innovation Mikael Damberg. A great ambition for the export strategy initiatives comprises increasing Swedish exports to emerging countries. Our sustainability efforts is of the outmost importance and we have extensive experience of operating in complex markets and of setting ethical, societal and environmental requirements for those transactions in which we participate. We are continuing the ongoing development of our sustainability efforts together with other organizations, including EKN and the Swedish exporters who, like SEK, are extremely ambitious in this area.

Funding markets were negatively impacted by a number of different events in the period. The slowdown in China, the fall in the oil price and concerns regarding the U.S. interest rate were a few of the factors that led to increased volatility. Given the interest rate levels and our efforts to improve capital efficiency, we gradually reduced the volume of liquidity investments over the year. In the fourth quarter, we maintained a low level of activity in the funding market.

SEK is very much an international workplace and the current geopolitical situation, with consequent mass migration, affects us deeply, both professionally and as human beings. In the last quarter, we signed collaboration agreements with two organizations to allow our employees to assist as volunteers and welcome new arrivals to Sweden for one working day each year. We have also taken on trainees with non-Swedish origins for new start jobs with exceedingly good results.

During the year, we upgraded key IT systems, which are crucial to us achieving our aims in the risk measurement area. In the last quarter of 2015, we kept a high pace of investment to adapt our operations to regulatory requirements and enhance the efficiency of our processes.

Follow-up our key operating target-to increase client benefit through increasing numbers of satisfied clients-showed we had achived this, however, the enhanced efficiency target was negatively impacted by increased costs for the IT-project. The financial performance was negatively impacted by impairment of IT investments, which was not fully compensated by higher net interest revenue. The after-tax return on equity for the year was 7.2 percent, which exceeds the owner’s profitability target. SEK’s Board has decided to propose to the Annual General Meeting the payment of a dividend of Skr 356 million, corresponding to 30 percent of net profit for the year. In SEK’s Annual Report for 2015 we will report the follow-up of all goals. SEK has a strong capitalization with a Common Equity Tier 1 capital (CET1) of 21.6 percent at the end of the year (16.9 percent at the end of 2014). We continue to have a healthy capacity to continue developing our business together with existing and new customers.

FINANCIAL HIGHLIGHTS UNAUDITED (EXCEPT JAN-DEC 2014)

Skr mn (if not mentioned otherwise)	Oct-Dec 2015	Jul-Sep 2015	Oct-Dec 2014	Jan-Dec 2015	Jan-Dec 2014
Results
Net interest revenues	428	416	451	1,662	1,578
Operating profit	342	496	503	1,535	1,629
Net profit	260	394	387	1,187	1,260
After-tax return on equity(1)	6.2%	9.6%	9.7%	7.2%	8.1%

Operating profit excl. net results of financial transactions	183	309	378	1,135	1,123

After-tax return on equity excl. net results of financial transactions(2)	3.3%	6.0%	7.2%	5.3%	5.6%

Basic and diluted earnings per share (Skr)(3)	65	99	97	297	316

Customer financing
New financial transactions with customers(4)	21,624	58,243	14,331	104,583	57,118
of which corporate lending	5,719	7,704	6,101	19,254	23,231
of which end-customer financing	15,905	50,539	8,230	85,329	33,887
Loans, outstanding and undisbursed(5)	268,535	270,513	234,250	268,535	234,250
Volume of outstanding offers of lending(6)	57,130	64,253	78,372	57,130	78,372
of which binding offers	2,273	3,718	50,896	2,273	50,896
of which non-binding offers	54,857	60,535	27,476	54,857	27,476

Borrowing
New long-term borrowings(7)	7,104	19,527	7,198	47,025	52,216
Outstanding senior debt	233,556	258,341	282,192	233,556	282,192
Outstanding subordinated debt	2,088	2,121	1,945	2,088	1,945

Statement of financial position
Total assets	280,411	309,666	325,166	280,411	325,166
Total liabilities	263,583	293,087	309,009	263,583	309,009
Total equity	16,828	16,579	16,157	16,828	16,157

Capital adequacy
Common Equity Tier 1 capital ratio(8)	21.6%	20.8%	16.9%	21.6%	16.9%
Tier 1 capital ratio(8)	21.6%	20.8%	16.9%	21.6%	16.9%
Total capital ratio(8)	24.5%	23.6%	19.2%	24.5%	19.2%
Leverage ratio(9)	5.4%	5.0%	4.4%	5.4%	4.4%
Internally assessed economic capital excl. buffer as percentage of Own funds (10)	55.0%	56.1%	66.2%	55.0%	66.2%

(1)         Net profit, expressed as a percentage per annum of current year’s average equity.

(2)         Net profit, excluding net results of financial transactions, expressed as a percentage per annum of current year’s average equity.

(3)         Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

(4)         New customer financing includes all new accepted loans, regardless of maturities.

(5)         Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflect what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 4).

(6)         SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

(7)         New borrowing with maturities exceeding one year.

(8)         Capital ratios are the quotients of the relevant capital measure and the total risk exposure amount.

(9)         Tier 1 capital expressed as a percentage of an exposure measure calculated in accordance with CRR (see Note 9).

(10)  Economic capital is the result of the company’s internal assessment of the capital required to cover its risks (see Note 9).

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote Aktiebolaget Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those at December 31, 2015 and in matters concerning flows, the twelve-month period ended on December 31, 2015. Amounts within parentheses refer to December 31, 2014 (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

Aktiebolaget Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Business operations

Continued high activity in the fourth quarter

In summer 2015, demand from Swedish exporters for SEK’s lending increased and continued in the same vein for the entire second half of 2015. Our assessment is that the underlying reason is a combination of rising unrest in capital markets around the world and a general increase in Swedish exporters’ activity due to improved economic conditions, particularly in Europe. During 2015, we have received numerous enquiries, primarily concerning export credits, and closed many business deals. The high level of activity continued through the fourth quarter and new lending for the quarter totaled Skr 21.6 billion (4Q14: Skr 14.3 billion).

Another explanation for the increase in new lending is that we now reach more Swedish companies than ever before. Since the start of 2015, SEK’s services have become available to medium-sized exporters, and we have dedicated separate resources to assist this group. Several companies have discovered the added value of having another source of financing as a complement to their bank or banks.

For the full-year 2015, total new lending amounted to Skr 104.6 billion (2014: Skr 57.1 billion).

The main reason behind the extraordinarily high volume of new lending was our signing of the financing agreement, in the third quarter, for Brazil’s purchase of the Gripen fighter aircraft from Saab. This is SEK’s largest ever lending transaction and comprises a loan from SEK corresponding to a total of Skr 41.9 billion. New lending to customers of Swedish exporters amounted to Skr 85.3 billion (2014: Skr 33.9 billion). New lending direct to Swedish exporters was down slightly year-on-year at Skr 19.3 billion (2014: Skr 23.2 billion). The total volume of loans outstanding and undisbursed loans amounted to Skr 268.5 billion at the end of the year (year-end 2014: Skr 234.3 billion).

New customer financing

Skr bn	Jan-Dec 2015	Jan-Dec 2014
Customer financing of which:
– End-customer finance(1)	85.3	33.9
– Corporate lending(1)	19.3	23.2
Total	104.6	57.1

(1)         Of which Skr 53.4 billion (year-end 2014: Skr 7.3 billion) had not been disbursed at period end. Skr 52.5 billion (year-end 2014: Skr 6.9 billion) was attributable to end-customer finance and Skr 0.9 billion (year-end 2014: Skr 0.4 billion) to corporate lending.

New customer financing by sector

New customer financing

SEK’s markets for new lending 2015, Skr 104.6 Billion (2014: Skr 57.1 Billion)

We are continuing the development of our initiatives in sustainable financing. In 2015, we issued our first green bond for a total of USD 500 million. Our new lending to green projects totalled Skr 988 million in 2015. The underlying projects of the total green portfolio helps to reduce carbon dioxide emissions in the world and reflect Swedish environmental expertise. During the year, we approved loans to five large international projects with characterized by potentially high sustainability risks. These were all subject to our in-depth examination and assessed as meeting OECD guidelines for social and environmental issues.  We updated our Sustainable Business Policy to include the Equator Principles as a reference for examining and financing projects. We initiated a project to develop our responsibility for human rights in conjunction with export credits.

Funding markets have been negatively impacted by several macroeconomic factors. In particular, the slowdown in China, the geopolitical situation in Russia and the Middle East, the collapse of oil prices and uncertainty regarding whether the US Federal Reserve would raise interest rates, and the pace of any further increases moving forward. USD cash flows from developing countries across the globe caused market turbulence, which had a negative impact on funding markets.

New long-term borrowing in 2015 corresponded to Skr 47.0 billion (2014: Skr 52.2 billion). In 2015, the repurchase of our own debt amounted to Skr 10.0 billion (2014: Skr 8.1 billion) and early redemption of borrowing totalled Skr 31.0 billion (2014: Skr 17.8 billion).

To improve capital efficiency and because of extremely low margins on liquidity investments, we reduced the size of the liquidity portfolio during the year.  However, we continue to have healthy new lending capacity, sufficient to be able to secure long-term financing for Swedish exporters. Due to substantial maturities, we issued a USD 1 billion benchmark bond in August. From our viewpoint, the timing of this issue was excellent as the market has deteriorated since then. We were also active in the structured debt markets in Japan and the US during the year. Given the continued objective of reducing the liquidity portfolio, our new borrowing remained limited in the fourth quarter.

New borrowing

Long-term borrowing

SEK’s markets for new borrowing 2015, Skr 47.0 Billion (2014: Skr 52.2 Billion)

COMMENTS ON THE CONSOLIDATED FINANCIAL ACCOUNTS

January — December 2015

Operating profit

Operating profit amounted to Skr 1,535 million (2014: Skr 1,629 million), a decrease of 6 percent compared to the previous year. The decrease is mainly attributable to lower net results of financial transactions.

Operating profit, excluding net results of financial transactions, amounted to Skr 1,135 million (2014: Skr 1,123 million), an increase of 1 percent compared to the previous year.

Net interest revenues

Net interest revenues amounted to Skr 1,662 million (2014: Skr 1,578 million), an increase of 5 percent compared to the previous year. This increase was driven primarily by higher average lending volumes and lower borrowing costs. The decreased borrowing costs are a result of improved borrowing terms and lower financing needs, mainly attributable to decreased liquidity placements. Changes in currency exchange rates had a positive effect on net interest revenues. Lower market interest rates had a negative impact on net interest revenues and are the main reason for the large decline in interest income and interest cost gross.

Interest-bearing assets slightly decreased compared with the previous year and amounted on average to Skr 284.3 billion (2014: Skr 296.6 billion). The amount of total loans increased compared with the previous year and amounted on average to Skr 211.7 billion (2014: Skr 209.8 billion). Liquidity placements decreased as part of a more efficient use of capital and amounted on average to Skr 72.7 billion (2014: Skr 86.8 billion).

Borrowing volume decreased to an average of Skr 257.9 billion (2014: Skr 275.7 billion).

The average margin on assets, compared with the previous year, has been affected positively due to the fact that the proportion of loans as part of the interest-bearing assets has increased and the margin of liquidity investments has improved. The margin on lending has been stable.

Net results of financial transactions

Net results of financial transactions amounted to Skr 400 million (2014: Skr 506 million). This decrease, in comparison to the same period in the previous year, was attributable to a positive result from the settlement of the litigation with Lehman Brothers, which was reported during the same period in the previous year, and to a negative result from the sale of securitizations assets during the second quarter of 2015. The decrease in net results of financial transactions was offset by the change in the fair value of debt, attributable to changes in SEK´s credit spread, which resulted in a positive impact on operating profit compared to same period last year.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses, depreciation and impairment) totalled Skr -557 million (2014: Skr -522 million), an increase of 7 percent. This increase is mainly attributable to impairment of capitalized IT investments.

• Personnel expenses

Personnel expenses totalled Skr -295 million (2014: Skr -313 million), a decrease of 6 percent compared to the previous year. The decrease was mainly attributable to a decreased provision to the employee incentive scheme. There was also a reversal of prior provisions for the employee incentive scheme related to 2014 of Skr 6 million (2014: Skr - million). No estimated cost for the employee incentive scheme was required to be recorded during 2015. The outcome of the scheme is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. For 2015, the scheme covered all permanent employees with the exception of the CEO, other members of the executive management and employees working in risk- and compliance functions. The amount to be paid decreases if the risk exposure amount exceeds intended levels for the period.

• Other administrative expenses

Other administrative expenses amounted to Skr -164 million (2014: Skr -166 million), a decrease of 1 percent compared to the previous year.

• Depreciation and impairment of non-financial assets

Depreciation and impairment totalled Skr -98 million (2014: Skr -43 million), an increase of 128 percent compared to the previous year. An impairment of capitalized IT investments has been made and amounted to Skr -55 million, after an assessment of the assets value.

Net credit losses

Net credit losses for 2015 amounted to Skr 36 million (2014: Skr 73 million). During the fourth quarter of 2015 a provision of Skr -33 million was made due to a bad debt. During the second quarter of 2015 a reversal of a previous provision was made to the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty) of Skr 70 million. The reversal of the reserve is due to the fact that securitization assets were sold during the second quarter and that the risk parameters for credit risk have been revised in calculating the reserve as of June 30, 2015. The portfolio based reserve was at the end of 2015 Skr 170 million (2014: Skr 240 million).

Other comprehensive income

Other comprehensive income before tax amounted to Skr -176 million during 2015 (2014: Skr 299 million). Skr -225 million (2014: Skr 342 million) of the total was attributable to items to be reclassified to operating profit and Skr 49 million (2014: Skr -43 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit, Skr -8 million (2014: Skr 26 million) was related to available-for-sale securities and Skr -217 million (2014: Skr 316 million) was due to other comprehensive income effects related to cash-flow hedges. The effect was related to reclassification from other comprehensive income to net interest revenues due to the fact that hedging instruments previously included in cash flow hedges were terminated in 2014 for strategic reasons. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The positive change in fair value was caused by the higher discount rate.

After-tax return on equity

After-tax return on equity amounted to 7.2 percent (2014: 8.1 percent). After-tax return on equity, excluding net results of financial transactions, amounted to 5.3 percent (2014: 5.6 percent).

Fourth quarter of 2015

Operating profit

Operating profit for the fourth quarter amounted to Skr 342 million (4Q14: Skr 503 million) a decrease of 32 percent compared with the same period in the previous year. This decrease was mainly attributable to net credit losses which amounted to Skr -33 million (4Q14: Skr 81 million). Depreciation and impairment have increased compared to the same period in the previous year.

Net interest revenues

Net interest revenues for the fourth quarter amounted to Skr 428 million (4Q14: Skr 451 million), a decrease of 5 percent compared with the same period in the previous year. This decrease was mainly due to a decrease in average interest-bearing assets compared to the same period in the preceding year. Decreased borrowing costs were due to lower financing needs which have had a positive effect, while lower market rates had a negative impact on net interest revenues. Interest-bearing assets decreased compared with the same period in the previous year and amounted on average to Skr 277.2 billion (4Q14: Skr 301.7 billion). The amount of total loans decreased compared with the fourth quarter of 2014 and amounted on average to Skr 209.7 billion (4Q14: Skr 214.5 billion). Liquidity placements decreased as part of a more efficient use of capital and amounted on average to Skr 67.5 billion (4Q14: Skr 87.2 billion). Borrowing volume decreased to an average of Skr 245.9 billion (4Q14: Skr 280.7 billion).

The average margin on assets, compared to the same period last year, slightly increased due to the fact that the proportion of loans which are part of the interest-bearing assets increased and the margin of liquidity investments improved. The margin on lending was stable.

Net results of financial transactions

Net results of financial transactions for the fourth quarter of 2015 amounted to Skr 159 million (4Q14: Skr 125 million). This increase, compared to the same period last year, was mainly due to increased results from early redemption of own debt. During the fourth quarter of 2015, SEK made a change in assumption in the valuation of certain transactions. The change in assumptions resulted in a negative impact on operating income.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses, depreciation and impairment) totalled Skr -212 million for the fourth quarter (4Q14: Skr -153 million), an increase of 39 percent compared to the same period in the previous year. This was due to increased depreciation and impairment and increased other administrative expenses.

• Personnel expenses

Personnel expenses for the fourth quarter amounted to Skr -84 million (4Q14: Skr -102 million) a decrease of 18 percent compared to the same period in the previous year. During the fourth quarter of 2015, a reversal of Skr 4 million was made to the employee incentive scheme (4Q14: a provision of Skr -24 million).

The decreased personnel expenses compared to same period in the previous year is mainly attributable to previous year`s provision to the employee incentive scheme.

• Other administrative expenses

Other administrative expenses amounted to Skr -62 million (4Q14: Skr -40 million), an increase of 55 percent compared to the same period in the previous year. The increase in other administrative expenses is mainly attributable to increased consulting expenses for implementation of IT development.

• Depreciation and impairment of non-financial assets

Depreciation and impairment for the fourth quarter of 2015 totalled Skr -66 million (4Q14: Skr -11 million). An impairment of capitalized IT investments has been made at Skr -55 million, after an assessment of the assets value.

Net credit losses

Net credit losses for the fourth quarter of 2015 amounted to Skr -33 million (4Q14: Skr 81 million). During the fourth quarter of 2015  provision of Skr -33 million was made due to a bad debt.

The change compared to the same period in the previous year is mainly due to a previously impaired debt. No additional provision has been made during the period related to reserves not attributed to a specific counterparty.

Other comprehensive income

Other comprehensive income before tax amounted to Skr -13 million (4Q14: Skr -135 million). Skr -36 million (4Q14: Skr -92 million) of the total was attributable to items to be reclassified to operating profit and Skr 23 million (4Q14: Skr -43 million) was attributable to items not to be reclassified to operating profit. For items to be reclassified to operating profit, Skr 14 million (4Q14: Skr -23 million) was related to available-for-sale securities and Skr -50 million (4Q14: Skr -69 million) was due to other comprehensive income effects related to cash flow-hedges. Such effect was attributable to the reclassification from other comprehensive income to net interest revenues due to the fact that hedging instruments previously included in cash-flow hedges were terminated in 2014 for strategic reasons. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The positive impact in fair value was mainly due to increased discount rate.

Statement of Financial Position

Total assets and liquidity placement

SEK’s total assets amounted to Skr 280.4 billion on December 31, 2015 (year-end 2014: Skr 325.2 billion), a decrease of 14 percent compared to same period of the previous year. The decrease is mainly due to decreased liquidity placements as part of a more efficient use of capital. The liquidity placements amounted to Skr 58.7 billion on December 31, 2015 (year-end 2014: Skr 86.6 billion).

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 268.5 billion as of December 31, 2015 (year-end 2014: Skr 234.3 billion), an increase of 15 percent from year-end 2014. The increase is mainly attributable to the financing agreement signed with Brazil regarding its purchase of Gripen fighter planes from Saab. Of the combined amount at December 31, 2015, Skr 205.1 billion represented outstanding loans, a decrease of 6 percent from year-end 2014 (year-end 2014: Skr 218.2 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 44.1 billion (year-end 2014: Skr 48.3 billion), representing a decrease of 9 percent from year-end 2014.

As of December 31, 2015, the aggregate amount of outstanding offers amounted to Skr 57.1 billion, a decrease of 27 percent since year-end 2014 (year-end 2014: Skr 78.4 billion). Skr 48.4 billion (year-end 2014: Skr 74.5 billion) of outstanding offers were derived from the S-system. Skr 2.3 billion (year-end 2014: Skr 50.9 billion) of outstanding offers are binding offers and Skr 54.9 billion (year-end 2014: Skr 27.5 billion) are non-binding offers. Binding offers are included in commitments.

There has been no significant change in the composition of SEK’s counterparty exposure except that the primary part of SEK´s securitizations positions were sold during the second quarter. Of the total counterparty exposure at December 31, 2015, 52.9 percent (year-end 2014: 51.6 percent) was to states; 26.6 percent (year-end 2014: 22.8 percent) was to companies; 16.0 percent (year-end 2014: 18.3 percent) was to multilateral development banks and financial institutions; 4.3 percent (year-end 2014: 5.6 percent) was to regional governments; and 0.2 percent (year-end 2014: 1.7 percent) was to asset-backed securities. Total exposures amounted to Skr 326,2 billion on December 31, 2015 (year end 2014:  Skr 370,3 billion), the decrease compared to the same period of the previous year is mainly attributable to the decreased liquidity placements and reduced volumes in total loans outstanding, loans committed though not yet disbursed and binding offers. The financing agreement regarding Gripen planes was part of the previous year´s exposures as a binding offer. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because the derivatives are subject to collateral agreements. See the table “Capital requirements in accordance with Pillar 1” in Note 9.

Liabilities and equity

As of December 31, 2015, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity.

During 2015, SEK had a credit facility with the Swedish National Debt Office of Skr 80 billion. SEK has not yet utilized the credit facility. In December 2015, the Swedish parliament decided that the credit facility for 2016 should amount to Skr 125 billion and only be available for loans covered by the State’s export credit support (CIRR).

Capital adequacy

SEK’s total capital ratio was 24.5 percent as of December 31, 2015 (year-end 2014: 19.2 percent) of which 21.6 percent was related to Tier 1 capital (year-end 2014: 16.9 percent). The Common

Equity Tier 1 capital ratio was 21.6 percent (year-end 2014: 16.9 percent). The Common Equity Tier 1 capital ratio has increased 1.9 percentage points because the risk parameters for credit risk have been changed during 2015. Moreover, the increase is mainly attributable to the decrease in liquidity placements and the increase in capital base from increased undistributed earnings.  During the third quarter of 2015 SEK has applied to the Swedish Financial Supervisory Authority for permission to use an internal ratings approach (IRB) for exposures to central and regional governments outside Sweden. See Note 9 for further information on capital adequacy.

Dividend

The Board of Directors has resolved to propose at the Annual General Meeting of April 26, 2016 that a dividend of Skr 356 million (Year-end 2014: Skr 378 million) be paid in accordance with company dividend policy.

Economic targets and outcome 2015

Economic and other targets should not be viewed as projections of future outcomes. The General Meeting has set economic goals for SEK. The profitability target, as measured by return on equity, should amount to at least 6 percent. The outcome was 7.2 percent. The capital structure target for 2015 was that the core Tier 1 capital ratio should reach 16 percent under normal conditions, but not less than 14 percent under adverse conditions. The outcome was 21.6 percent. In January 2016 an Extraordinary General Meeting decided a new capital target for SEK. The capital target is that SEK’s total capital ratio under normal circumstances shall exceed the capital requirement communicated by the Swedish FSA with 1 to 3 percentage points. The dividend policy states that the dividend shall amount to 30 percent of net profit for the year. Within the framework of the policy SEK will, in accordance with the proposed dividend, take into account targets for capital structure, the company´s future capital requirements and possible investments- and acquisition plans. The Board of Directors has proposed a dividend of Skr 356 million, which amounts to 30 percent of net profit for the year.

The follow-up of 2015 concerning the areas customer benefit, effectiveness, sustainability goals and mission objectives, are presented in the Annual Report for 2015.

Risk factors

SEK’s future development is based on a number of factors, some of which are difficult to predict and are beyond the company’s control. These factors include the following:

• Changes in general economic business conditions including changes in the competitive situation in one or more financial markets.

• Changes and volatility in currency exchange rates, interest rates and other market factors affecting the value of SEK’s assets and liabilities.

• Changes in government policy and regulations, as well as in political and social conditions.

• Environmental and social risks connected to SEK’s lending.

SEK believes that as of the date of this report none of these factors has been significantly changed since December 31, 2014 and they are not expected to have a material negative impact on the future of the company. For additional information, see also the “Risk and Capital Management” section in SEK’s Annual Report 2014.

Other events and Events after the reporting period

SEK is wholly owned by the Swedish government. The government considers that SEK has a central role within the governmental promotion of Swedish exports and for a realization of the Swedish governments export strategy. Considering the company´s important role the government considers that it is natural for the State to remain a wholly owner of SEK. Against above background, and to create clarity about the State’s intention, the government proposed during the autumn 2015 that the parliament would withdraw the authorization in existence since 1996, to reduce the Swedish government’s holding in SEK to at least 34 percent. The parliament withdrew the authorization in December 2015 according to the government’s suggestion.

No events with significant impact on the information in this report have occurred after the end of the reporting period. At the Extraordinary General Meeting on January 21, 2016, a new capital target for SEK was decided.  The capital target is that SEK’s total capital ratio under normal circumstances shall exceed the capital requirement communicated by the Swedish FSA with 1 to 3 percentage points. According to the result of the Swedish FSA’s supervisory review and evaluation process shall SEK have a total capital ratio of 16.3 percent during 2015. SEK’s total capital ratio as of December 31, 2015 was 24.5 percent.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME UNAUDITED (EXCEPT JAN-DEC 2014)

Skr mn	Note	Oct-Dec 2015	Jul-Sep 2015	Oct-Dec 2014	Jan-Dec 2015	Jan-Dec 2014
Interest revenues		680	683	809	2,835	3,774
Interest expenses		-252	-267	-358	-1,173	-2,196
Net interest revenues		428	416	451	1,662	1,578
Net fee and commission income		0	-2	-1	-6	-6
Net results of financial transactions	2	159	187	125	400	506
Other operating income		—	—	—	—	—
Total operating income		587	601	575	2,056	2,078
Personnel expenses		-84	-63	-102	-295	-313
Other administrative expenses		-62	-32	-40	-164	-166
Depreciation and impairment of non-financial assets		-66	-11	-11	-98	-43
Total operating expenses		-212	-106	-153	-557	-522
Operating profit before net credit losses		375	495	422	1,499	1,556
Net credit losses	3	-33	1	81	36	73
Operating profit		342	496	503	1,535	1,629
Tax expenses		-82	-102	-116	-348	-369
Net profit		260	394	387	1,187	1,260

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		14	-4	-23	-8	26
Derivatives in cash flow hedges		-50	-54	-69	-217	316
Tax on items to be reclassified to profit or loss		7	13	20	49	-75
Net items to be reclassified to profit or loss		-29	-45	-72	-176	267
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		23	-7	-43	49	-43
Tax on items not to be reclassified to profit or loss		-5	1	10	-11	10
Net items not to be reclassified to profit or loss		18	-6	-33	38	-33

Total other comprehensive income		-11	-51	-105	-138	234

Total comprehensive income(1)		249	343	282	1,049	1,494

(1) The entire profit is attributable to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share(2)	65	99	97	297	316

(2) Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION UNAUDITED (EXCEPT JAN-DEC 2014)

Skr mn	Note	December 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	4, 5, 6	2,258	7,099
Treasuries/government bonds	4, 5, 6	2,006	3,458
Other interest-bearing securities except loans	3, 4, 5, 6	40,831	66,398
Loans in the form of interest-bearing securities	4, 5, 6	48,107	53,140
Loans to credit institutions	3, 4, 5, 6	29,776	25,510
Loans to the public	3, 4, 5, 6	140,806	149,240
Derivatives	5, 6, 7	12,672	16,017
Property, plant, equipment and intangible assets		129	161
Other assets		1,854	2,053
Prepaid expenses and accrued revenues		1,972	2,090
Total assets		280,411	325,166

Liabilities and equity
Borrowing from credit institutions	5, 6	5,283	8,290
Borrowing from the public	5, 6	61	63
Senior securities issued	5, 6	228,212	273,839
Derivatives	5, 6, 7	23,631	18,886
Other liabilities		1,637	3,054
Accrued expenses and prepaid revenues		1,912	2,014
Deferred tax liabilities		720	821
Provisions		39	97
Subordinated securities issued	5, 6	2,088	1,945
Total liabilities		263,583	309,009

Share capital		3,990	3,990
Reserves		227	403
Retained earnings		12,611	11,764
Total equity		16,828	16,157

Total liabilities and equity		280,411	325,166

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		13,592	9,668
Interest-bearing securities
Subject to lending		—	113

Contingent assets and liabilities
Guarantee commitments, credits		5	8
Guarantee commitments, other		4,076	4,287

Commitments
Committed undisbursed loans		63,438	16,028
Binding offers		2,273	50,896

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY UNAUDITED (EXCEPT JAN-DEC 2014)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2014	14,990	3,990	152	-16	10,864
Net profit Jan-Dec 2014	1,260				1,260
Other comprehensive income Jan-Dec 2014 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	26			26
Derivatives in cash flow hedges	316		316
Tax on items to be reclassified to profit or loss	-75		-70	-5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-43				-43
Tax on items not to be reclassified to profit or loss	10				10
Total other comprehensive income Jan-Dec 2014	234		246	21	-33
Total comprehensive income Jan-Dec 2014	1,494		246	21	1,227
Dividend	-327				-327
Closing balance of equity 2014 (1)	16,157	3,990	398	5	11,764
Net profit Jan-Dec 2015	1,187				1,187
Other comprehensive income Jan-Dec 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-8			-8
Derivatives in cash flow hedges	-217		-217
Tax on items to be reclassified to profit or loss	49		47	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	49				49
Tax on items not to be reclassified to profit or loss	-11				-11
Total other comprehensive income Jan-Dec 2015	-138		-170	-6	38
Total comprehensive income Jan-Dec 2015	1,049		-170	-6	1,225
Dividend	-378				-378
Closing balance of equity 2015 (1)	16,828	3,990	228	-1	12,611

(1) The entire equity is attributable to the shareholder of the Parent Company.

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP UNAUDITED (EXCEPT JAN-DEC 2014)

Skr mn	Jan-Dec 2015	Jan-Dec 2014
Operating activities
Operating profit(1)	1,535	1,629
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	-36	-89
Depreciations and impairments of nonfinancial assets	98	43
Exchange-rate differences	22	-5
Unrealized changes in fair value	-396	-57
Other	18	284
Income tax paid	-580	-308
Total adjustments to convert operating profit to cash flow	-874	-132
Loan disbursements	-56,404	-57,495
Repayments of loans	70,777	65,171
Net change in bonds and securities held	28,448	10,576
Derivatives relating to loans	469	946
Other changes — net	469	29
Cash flow from operating activities	44,420	20,724
Investing activities
Capital expenditures	-66	-52
Cash flow from investing activities	-66	-52
Financing activities
Short-term senior debt	16,312	12,929
Long-term senior debt	53,043	52,387
Repayments of debt	-74,546	-67,688
Repurchase and early redemption of own long-term debt	-41,006	-25,833
Derivatives relating to debts	-2,540	6,274
Dividend paid	-378	-327
Cash flow from financing activities	-49,115	-22,258
Net cash flow for the year	-4,761	-1,586
Exchange-rate differences on cash and cash equivalents	-80	348
Cash and cash equivalents at beginning of the period	7,099	8,337
Cash and cash equivalents at end of the period(2)	2,258	7,099
of which cash at banks	294	373
of which cash equivalents	1,964	6,726

(1) Interest payments received and expenses paid
Interest payments received	2,990	4,410
Interest expenses paid	1,273	2,609

(2) Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net results of financial transactions

Note 3. Impairment and past-due receivables

Note 4. Loans and liquidity placements

Note 5. Classification of financial assets and liabilities

Note 6. Financial assets and liabilities at fair value

Note 7. Derivatives

Note 8. S-system

Note 9. Capital adequacy

Note 10. Exposures

Note 11. Transactions with related parties

Note 12. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Year-end report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

Due to organizational changes undertaken to increase organizational efficiency and changes in internal reporting an assessment of the reporting segments according to IFRS 8 has been conducted during this third quarter. Such assessment showed that SEK has one segment, lending, based on SEK’s mission from its owner to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms, and as such no segment information is presented. The assessment also showed that SEK’s CEO is the chief operating decision maker. Previously, SEK reported two segments, corporate lending and end-customer, and its executive management was identified as the chief operating decision maker. The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all other material aspects, the same as those used for the 2014 annual financial statements. Changes in accounting standards have not had any impact on accounting during the year. The Year-end Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2014.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted. The standard has not yet been approved by the EU. SEK has started the process of evaluating the potential effect of this standard, but has not yet reached any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers applicable from January 1, 2018. The standard has not yet been approved by the EU. IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that would be expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Oct-Dec 2015		Jul-Sep 2015	Oct-Dec 2014	Jan-Dec 2015		Jan-Dec 2014
Net results of financial transactions related to:

Derecognition of financial instruments not measured at fair value through profit or loss	71		15	44	-42	(1)	147

Financial assets or liabilities at fair value through profit or loss	-58	(2)	120	13	202	(2)	185	(3),(4)
Financial instruments under fair-value hedge accounting	146	(2)	52	88	246	(2)	203	(4)

Ineffectiveness of cash flow hedges that have been reported in the profit or loss (5)	—		—	0	—		7
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	0		0	-20	-6		-36

Total net results of financial transactions	159		187	125	400		506

(1)         During the second quarter 2015, most of SEK’s holdings of asset-backed securities were terminated, which affected the net results of financial transactions negatively by Skr 130 million.

(2)         During the fourth quarter of 2015, SEK made a change in assumption in the valuation of certain transactions. The change in assumptions resulted in a negative impact on operating income.

(3)         In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group, that, in total, affected the net results of financial transactions positively by Skr 317 million.

(4)         During the first quarter 2014 SEK adopted new interest rate curves in order to better account for market differences in the pricing of three- and six-month flows. The improved methodology resulted in a positive impact on operating income.

(5)         During 2014, derivatives designated as hedging instruments in cash flow hedges were terminated and the hedging designations were discontinued. The close out of the hedging instruments did not affect Net results of financial transactions.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the changes in the instrument’s market value will be zero if it is held to maturity. Realized gains or losses could occur if SEK repurchases own debt or if lending is repaid early and the related hedging instruments are terminated prematurely.

Note 3. Impairment and past-due receivables

Skr mn	Oct-Dec 2015		Jul-Sep 2015	Oct-Dec 2014		Jan-Dec 2015		Jan-Dec 2014
Credit losses(1)	-33	(2)	—	0		-33		-30
Reversal of previous write-downs(1),(3)	—		1	98	(5),(6)	279	(5)	378	(4),(5),(6)
Net impairment and reversals	-33		1	98	(5),(6)	246		348

Established losses(3)	—		0	-18		-211	(5)	-277	(4),(5),(6)
Recovered credit losses	—		0	0		1		2
Net credit losses	-33		1	80		36		73
of which related to loans(7)	-33		1	28		35		11
of which related to liquidity placements(7)	—		0	52		1		62

Reserve of impairment of financial assets
Opening balance	-203		-203	-542		-464		-757
Reserves used to cover write-downs	—		-1	-2		-9		-5
Net impairment and reversals	-33		1	98		246		348
Currency effects(8)	—		0	-18		-9		-50
Closing balance	-236		-203	-464		-236		-464
of which related to loans(7)	-228		-189	-236		-228		-236
of which related to liquidity placements(7)	-8		-14	-228		-8		-228

(1)

The amount for 2015 includes a reversal of Skr 70 million related to bad debts not linked to a specific counterparty (2014: A provision of Skr 30 million). As a result, the reserve for bad debts not linked to a specific counterparty now amounts to Skr 170 million (year-end 2014: Skr 240 million). The reversal of the reserve was due to the sale of positions in the securitization transactions that occurred during the second quarter and a change in the calculation of the risk parameters for credit risk in the calculation of the reserve. SEK establishes the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(2)	A reservation of Skr 33 million was made during the fourth quarter of 2015 in order to cover expected future credit loss.
(3)	SEK has previously had two assets in the form of CDOs, which are first-priority-tranches with end-exposure to the U.S. sub-prime market, see footnotes 4 and 5 below.
(4)

Underlying assets, concerning one of these CDOs, were liquidated during the second quarter of 2014 and the final payment for the CDO has been obtained. The reserve of Skr 268 million related to the CDO was dissolved, the established loss amounted to Skr 259 million.

(5)

The other CDO was sold during the second quarter of 2015, as such the corresponding reserve was dissolved. A reversal of Skr 206 million (3Q14: Skr 4 million) was recorded during the second quarter of 2015 and the established loss amounted to Skr 211 million (2014: Skr - million). During the fourth quarter of 2014 part of the reserve was reversed in connection with an amortization. Consequently the reserve for this CDO was dissolved (year-end 2014: Skr 189 million). Gross book value before impairment was Skr 222 million at year-end 2014.

(6)

SEK has had a restructured receivable where final settlement occurred during the fourth quarter, 2014. The result of the final settlement came to a reversal of Skr 46 million, and an established loss of Skr 18 million during 2014.

(7)	See Note 4 for definitions.
(8)	Currency effects are reported within Net results of financial transactions (see further Note 2).

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	December 31, 2015	December 31, 2014
Past-due receivables:
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	387	5
Aggregate amount of principal and interest more than 90 days past-due(1),(2)	358	11
Principal amount not past-due on such receivables(2)	4,923	144

(1)

Of the aggregate amount of principal and interest past due, Skr 97 million (year-end 2014: Skr 10 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 64 million (year-end 2014: Skr 1 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 197 million (year-end 2014: Skr 0 million) was due for payment more than nine months before the end of the reporting period.

(2)

As of December 31, 2015, SEK has two large unsettled amounts, which represent the main part of total loans outstanding. The first unsettled loan in question, which is under renegotiation, is fully covered by adequate guarantees and therefore no loan loss reserve has been made. The second unsettled loan developed during the fourth quarter of 2015 is to a large extent covered by adequate guarantees why expected future credit loss is limited in relation to the amount stated in Past-Due Receivables above. The credit loss reserve for the second unsettled loan is Skr 33 million (year-end 2014: Skr 0 million).

Note 4. Loans and liquidity placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	December 31, 2015	December 31, 2014
Loans:
Loans in the form of interest-bearing securities	48,107	53,140
Loans to credit institutions	29,776	25,510
Loans to the public	140,806	149,240
Less:
Cash collateral under the security agreements for derivative contracts	-13,592	-9,668
Deposits with time to maturity exceeding three months	0	0
Total loans	205,097	218,222

Liquidity placements:
Cash and cash equivalents(1)	2,258	7,099
Cash collateral under the security agreements for derivative contracts	13,592	9,668
Deposits with time to maturity exceeding three months	0	0
Treasuries/government bonds	2,006	3,458
Other interest-bearing securities except loans	40,831	66,398
Total liquidity placements	58,687	86,623

Total interest-bearing assets	263,784	304,845

(1)         Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	December 31, 2015
	Financial assets at fair value through profit or loss
Skr mn	Held-for-trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)	Total
Cash and cash equivalents	—	—	—	—	2,258	2,258
Treasuries/government bonds	—	—	—	2,006	—	2,006
Other interest-bearing securities except loans(3)	—	1,568	—	38,061	1,202	40,831
Loans in the form of interest-bearing securities	—	728	—	—	47,379	48,107
Loans to credit institutions					29,776	29,776
Loans to the public	—	—	—	—	140,806	140,806
Derivatives(4)	6,213	—	6,459	—	—	12,672
Total financial assets	6,213	2,296	6,459	40,067	221,421	276,456

Financial liabilities by accounting category

	December 31, 2015
	Financial liabilities at fair value through profit or loss
Skr mn	Held-for-trading(2)	Designated upon initial recognition (FVO)(6)	Derivatives used for hedge accounting	Other financial liabilities(4)	Total
Borrowing from credit institutions	—	—	—	5,283	5,283
Borrowing from the public	—	—	—	61	61
Senior securities issued(7)	—	58,926	—	169,286	228,212
Derivatives(4)	17,628	—	6,003	—	23,631
Subordinated securities issued	—	—	—	2,088	2,088
Total financial liabilities	17,628	58,926	6,003	176,718	259,275

Financial assets by accounting category

	December 31, 2014
	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)	Total
Skr mn	Held-for- trading(2)	Designated upon initial recognition (FVO)
Cash and cash equivalents	—	—	—	—	7,099	7,099
Treasuries/government bonds	—	—	—	3,458	—	3,458
Other interest-bearing securities except loans	—	1,670	—	57,320	7,408	66,398
Loans in the form of interest-bearing securities	—	1,358	—	—	51,782	53,140
Loans to credit institutions	—	—	—	—	25,510	25,510
Loans to the public	—	—	—	—	149,240	149,240
Derivatives(3)	9,042	—	6,975	—	—	16,017
Total financial assets	9,042	3,028	6,975	60,778	241,039	320,862

Financial liabilities by accounting category

	December 31, 2014
	Financial liabilities at fair value through profit or loss		Derivatives used for hedge accounting	Other financial liabilities(4)	Total
Skr mn	Held-for- trading(2)	Designated upon initial recognition (FVO)(6)
Borrowing from credit institutions	—	—	—	8,290	8,290
Borrowing from the public	—	—	—	63	63
Senior securities issued(7)	—	82,262	—	191,577	273,839
Derivatives(3)	13,319	—	5,567	—	18,886
Subordinated securities issued	—	—	—	1,945	1,945
Total financial liabilities	13,319	82,262	5,567	201,875	303,023

(1)                                 Of loans and receivables, 9 percent (year-end 2014: 9 percent) are subject to fair-value hedge accounting. The remaining 91 percent (year-end 2014: 91 percent) are not subject to hedge accounting and are therefore valued at amortized cost. During the third quarter 2014, the derivatives designated as hedging instruments in cash flow hedges were terminated and the hedging designations were discontinued.

(2)                                 No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)                                 During the second quarter of 2015, most of the Asset Backed Securities were sold. The remaining assets have been reclassified from loans and receivables to available-for-sale.

(4)                                 The derivatives’ fair value originating from credit risk amounted to Skr -23 million as of December 31, 2015 (year-end 2014: Skr -19 million). The change for the period January 1 to December 31, 2015, amounted to Skr -4 million (2014: Skr -12 million), which negatively affected operating profit. This valuation is made on the counterparty level.

(5)                                 Of other financial liabilities, 72 percent (year-end 2014: 71 percent) are subject to fair-value hedge accounting, the remaining 28 percent (year-end 2014: 29 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(6)                                 Accumulated changes in the fair value of financial liabilities attributable to changes in SEK’s credit risk amounted to Skr -384 million (year-end 2014: Skr -471 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to December 31, 2015, the credit spread component decreased by Skr 87 million, which decreased the value of financial liabilities and affected operating profit positively. For the period January 1 to December 31, 2014, the credit risk component increased by Skr 150 million, which increased the value of financial liabilities and affected operating profit negatively.

(7)                                 Repayments of long-term debt amounting to approximately Skr -74.5 billion (2014: Skr -67.7 billion) were effectuated during the twelve-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -41,0 billion (2014: Skr -25.8 billion).

Note 6. Financial assets and liabilities at fair value

	December 31, 2015
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	2,258	2,258	0
Treasuries/governments bonds	2,006	2,006	0
Other interest-bearing securities except loans	40,831	40,874	43
Loans in the form of interest-bearing securities	48,107	48,982	875
Loans to credit institutions	29,776	29,771	-5
Loans to the public	140,806	142,619	1,813	(1)
Derivatives	12,672	12,672	0
Total financial assets	276,456	279,182	2,726

Borrowing from credit institutions	5,283	5,034	-249
Borrowing from the public	61	61	0
Senior securities issued	228,212	229,128	916
Derivatives	23,631	23,631	0
Subordinated securities issued	2,088	2,077	-11
Total financial liabilities	259,275	259,931	656

	December 31, 2014
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	7,099	7,099	0
Treasuries/governments bonds	3,458	3,458	0
Other interest-bearing securities except loans	66,398	66,292	-106
Loans in the form of interest-bearing securities	53,140	54,664	1,524
Loans to credit institutions	25,510	25,533	23
Loans to the public	149,240	151,543	2,303	(1)
Derivatives	16,017	16,017	0
Total financial assets	320,862	324,606	3,744

Borrowing from credit institutions	8,290	8,350	60
Borrowing from the public	63	63	0
Senior securities issued	273,839	275,249	1,410
Derivatives	18,886	18,886	0
Subordinated securities issued	1,945	1,937	-8
Total financial liabilities	303,023	304,485	1,462

(1)           Skr 1,452 million of the surplus value (year-end 2014: Skr 1 662 million) is mainly related to CIRR loans within the S-system. See note 8 for more information regarding the S-system.

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

• the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

• quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

• historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

• similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Non-observable market data such as SEK’s own creditworthiness are assessed by recent SEK’s issuances of securities, or if no continuous flow of new transactions exist, spreads against other issuers, in those cases in which observable prices in the secondary market are unavailable.

The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

New models involving significant change from the previously approved models must be authorized by the Board’s Finance and Risk Committee. In addition, all models for the valuation of financial instruments must receive annual approval from theBoard’s Finance and Risk Committee. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. Analysis of significant non observable market data, fair value adjustments and significant changes in fair values of level-3-instruments are reviewed on quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly, in connection with the filing of SEK’s interim reports.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit or loss and therefore the embedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable); such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	December 31, 2015
	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	2,006	—	—	2,006
Other interest-bearing securities except loans	1,191	116	261	1,568	1,244	36,817	—	38,061
Loans in the form of interest-bearing securities	271	457	—	728	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	13	10,771	1,888	12,672	—	—	—	—
Total financial assets in fair value hierarchy	1,475	11,344	2,149	14,968	3,250	36,817	—	40,067

Financial liabilities in fair value hierarchy

	December 31, 2015
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	20,217	38,709	58,926
Derivatives	23	19,169	4,439	23,631
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	23	39,386	43,148	82,557

During the period January to December 2015 no assets or liabilities were transferred between Level 1 and Level 2. Transfers to Level 3 of both assets and liabilities totalled Skr 236 million due to non-observable market data.

Financial assets in fair value hierarchy

	December 31, 2014
	Financial assets at fair value through profit or loss				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,458	—	—	3,458
Other interest-bearing securities except loans	1,291	113	266	1,670	1,321	55,999	—	57,320
Loans in the form of interest-bearing securities	855	503	—	1,358	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	12	12,439	3,566	16,017	—	—	—	—
Total financial assets in fair value hierarchy	2,158	13,055	3,832	19,045	4,779	55,999	—	60,778

Financial liabilities in fair value hierarchy

	December 31, 2014
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,504	54,756	82,260
Derivatives	44	15,624	3,218	18,886
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	44	43,128	57,974	101,146

During 2014 no assets or liabilities were transferred between Level 1 and Level 2. Transfers to Level 3 of liabilities totalled Skr 8 million as a result of observable market data no longer being available.

Financial assets at fair value in Level 3

	December 31, 2015
Skr mn	January 1, 2015	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2015	Of which unrealized gains (+) and losses (-) through profit or loss(1)
Other interest-bearing securities except loans	266	261	-260	0	—	-7	—	261	-5
Derivatives	3,566	113	-2,060	22	—	247	—	1,888	-857
Total financial assets at fair value in Level 3	3,832	374	-2,320	22	—	240	—	2,149	-862

Financial liabilities at fair value in Level 3

	December 31, 2015
Skr mn	January 1, 2015	Issues	Settlements & buy-backs	Transfers to Level 3	Transfers from Level 3	Gains (-) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2015	Of which unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	54,756	11,970	-30,443	214	—	2,211	—	38,709	-2,520
Derivatives	3,218	1,099	-1,081	—	—	1,202	—	4,439	1,526
Total financial liabilities at fair value in Level 3	57,974	13,069	-31,524	214	—	3,413	—	43,148	-994

Financial assets at fair value in Level 3

	December 31, 2014
Skr mn	January 1, 2014	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2014	Of which unrealized gains (+) and losses (-) through profit or loss(1)
Other interest-bearing securities except loans	262	—	—	—	—	4	—	266	5
Derivatives	3,631	-20	-1,453	—	—	1,408	—	3,566	3,114
Total financial assets at fair value in Level 3	3,893	-20	-1,453	—	—	1,412	—	3,832	3,119

Financial liabilities at fair value in Level 3

	December 31, 2014
Skr mn	January 1, 2014	Issues	Settlements & buy-backs	Transfers to Level 3	Transfers from Level 3	Gains (-) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2014	Of which unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	55,393	11,419	-24,316	8	—	12,252	—	54,756	3,803
Derivatives	3,508	920	-460	0	—	-750	—	3,218	-23
Total financial liabilities at fair value in Level 3	58,901	12,339	-24,776	8	—	11,502	—	57,974	3,780

(1)             Gains and losses through profit or loss, including the impact of exchange rates, is reported as net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of December 31, 2015 amount to Skr 0.1 billion profit (year-end 2014: Skr 0.7 billion loss) and are reported as net results of financial transactions.

Uncertainty of valuation of level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the instruments in Level 3. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/— 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/— 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. For Level 3- instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition to this, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative due to the underlying market data in the security is also used to evaluate the derivative.

Sensitivity analysis — Level 3 assets

	December 31, 2015
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	261	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	261				0	0

Equity	178	Correlation	0.41 - (0.74)	Option Model	0	0

Interest rate	1,015	Correlation	0.18 - (0.20)	Option Model	-178	173

FX	695	Correlation	0.71 - (0.74)	Option Model	7	-9

Other	0	Correlation	0.70- (0.14)	Option Model	-1	1

Sum derivatives	1,888				-172	165
Sum assets	2,149				-172	165

Sensitivity analysis — Level 3 liabilities

	December 31, 2015
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Equity	-10,655	Correlation	0.41 - (0.74)	Option Model	5	-6
		Credit spreads	10BP - (10BP)	Discounted cash flow	18	-18

Interest rate	-23,865	Correlation	0.18 - (0.20)	Option Model	181	-174
		Credit spreads	10BP - (10BP)	Discounted cash flow	110	-110

FX	-4,049	Correlation	0.71 - (0.74)	Option Model	-52	49
		Credit spreads	10BP - (10BP)	Discounted cash flow	91	-91

Other	-140	Correlation	0.70- (0.14)	Option Model	1	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	5	-5

Sum senior securities issued	-38,709				359	-356

Equity	-1,175	Correlation	0.41 - (0.74)	Option Model	-5	6

Interest rate	-2	Correlation	0.18 - (0.20)	Option Model	-1	2

FX	-3,104	Correlation	0.71 - (0.74)	Option Model	44	-39

Other	-158	Correlation	0.70- (0.14)	Option Model	0	0

Sum derivatives	-4,439				38	-31
Sum liabilities	-43,148				397	-387
Total effect on profit or loss(2)					225	-222

(1)         Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

(2)         Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 224 million under a maximum scenario and Skr -224 million under a minimal scenario.

Sensitivity analysis — Level 3 assets

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	266	Credit spreads	10BP - (10BP)	Discounted cash flow	-1	1
Sum other interest-bearing securities except loans	266				-1	1

Equity	372	Correlation	0.76 - (0.46)	Option Model	0	0

Interest rate	2,064	Correlation	0.11 - (0.20)	Option Model	-186	169

FX	1,120	Correlation	0.77 - (0.59)	Option Model	21	-20

Other	10	Correlation	0.87 - (0.59)	Option Model	0	1

Sum derivatives	3,566				-165	150
Sum assets	3,832				-166	151

Sensitivity analysis — Level 3 liabilities

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Equity	-9,919	Correlation	0.76 - (0.46)	Option Model	3	-2
		Credit spreads	10BP - (10BP)	Discounted cash flow	9	-9

Interest rate	-28,214	Correlation	0.11 - (0.20)	Option Model	188	-170
		Credit spreads	10BP - (10BP)	Discounted cash flow	124	-124

FX	-16,245	Correlation	0.77 - (0.59)	Option Model	-63	63
		Credit spreads	10BP - (10BP)	Discounted cash flow	84	-84

Other	-377	Correlation	0.87 - (0.59)	Option Model	0	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	12	-12

Sum senior securities issued	-54,755				357	-339

Equity	-1,201	Correlation	0.76 - (0.46)	Option Model	-2	1

Interest rate	-3	Correlation	0.11 - (0.20)	Option Model	-6	5

FX	-1,892	Correlation	0.77 - (0.59)	Option Model	39	-41

Other	-123	Correlation	0.87 - (0.59)	Option Model	0	0

Sum derivatives	-3,219				31	-35
Sum liabilities	-57,974				388	-374

Total effect on profit or loss(2)					222	-223

(1)         Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

(2)         Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 228 million under a maximum scenario and Skr -228 million under a minimal scenario.

Note 7. Derivatives

Derivatives by categories

	December 31, 2015			December 31, 2014
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	5,582	8,225	221,515	6,421	7,730	204,820
Currency-related contracts	6,548	13,745	116,290	8,759	9,349	151,933
Equity-related contracts	542	1,497	16,089	819	1,416	15,453
Contracts related to commodities, credit risk, etc.	—	164	1,978	18	391	3,674
Total derivatives	12,672	23,631	355,872	16,017	18,886	375,880

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the fair value of the net exposure for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2015, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 2,975 million (year-end 2014: Skr 4,854 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on a regulated market, for example through a clearinghouse (CCP) or a stock exchange. SEK’s derivative transactions that are not transacted on a regulated market are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash. Such collateral is subject to the standard industry terms of the ISDA Credit Support Annex.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related concessionary credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2014.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

Statement of Comprehensive Income for the S-system

Skr mn	Oct-Dec 2015	Jul-Sep 2015	Oct-Dec 2014	Jan-Dec 2015	Jan-Dec 2014
Interest revenues	299	306	288	1,222	1,112
Interest expenses	-256	-250	-267	-1,001	-972
Net interest revenues	43	56	21	221	140
Interest compensation	1	1	8	13	32
Remuneration to SEK(1)	-29	-31	-31	-123	-117
Foreign exchange effects	1	0	-1	1	-2
Reimbursement to (-) / from (+) the State	-16	-26	3	-112	-53
Operating profit	0	0	0	0	0

(1)   The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	December 31, 2015	December 31, 2014
Cash and cash equivalents	1	25
Loans	44,077	48,298
Derivatives	213	75
Other assets	1,133	1,211
Prepaid expenses and accrued revenues	328	302
Total assets	45,752	49,911

Liabilities	44,215	48,271
Derivatives	1,186	1,230
Accrued expenses and prepaid revenues	351	410
Equity	—	—
Total liabilities and equity	45,752	49,911

Commitments
Committed undisbursed loans	54,638	7,528
Binding offers	2,273	49,833

Results under the S-system by type of CIRR loans (Commercial Interest Reference Rate)

Skr mn	Oct-Dec 2015	Jul-Sep 2015	Oct-Dec 2014	Jan-Dec 2015	Jan-Dec 2014
Net interest revenues	55	69	33	271	185
Interest compensation	1	1	8	13	32
Remuneration to SEK	-28	-30	-30	-120	-115
Foreign exchange effects	0	0	-1	0	-2
Results under the S-system by CIRR loans	28	40	10	164	100

Results under the S-system by type of loan Concessionary loans

Skr mn	Oct-Dec 2015	Jul-Sep 2015	Oct-Dec 2014	Jan-Dec 2015	Jan-Dec 2014
Net interest revenues	-12	-13	-12	-50	-45
Interest compensation	—	—	—	—	—
Remuneration to SEK	0	-1	-1	-2	-2
Foreign exchange effects	—	—	—	0	—
Results under the S-system by Concessionary loans	-12	-14	-13	-52	-47
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	16	26	-3	112	53

Note 9. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to the Capital Requirements Regulation (CRR(1)) which came into force on January 1, 2014, was 24.5 percent as of December 31, 2015 (year-end 2014: 19.2 percent). The Tier 1 capital ratio was 21.6 percent (year-end 2014: 16.9 percent) and the Common Equity Tier 1 capital ratio was 21.6 percent (year-end 2014: 16.9 percent). As of December 31, 2015, the Basel I floor increased the total capital requirement resulting in a total capital ratio of 23.4 percent (year-end 2014: 19.2 percent). The capital requirement according to the internal ratings based approach (IRB) for exposures to corporate and financial institutions has decreased due to changes in the risk parameters during 2015. The Common Equity Tier 1 capital ratio is 1.9 percentage points higher due to the above stated changes. For further information on capital adequacy, risks, and CRR, see the section “Risk and capital management” in SEK’s Annual Report for 2014.

(1)         Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	December 31, 2015	December 31, 2014
Share capital	3,990	3,990
Retained earnings	11,404	10,522
Accumulated other comprehensive income and other reserves	247	385
Independently reviewed profit net of any forseeable charge or dividend	830	882
Common Equity Tier 1 (CET1) capital before regulatory adjustments	16,471	15,779
Additional value adjustments due to prudent valuation(2)	-429	-560
Intangible assets	-109	-135
Fair value reserves related to gains or losses on cash flow hedges	-228	-386
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	290	366
Exposure amount of securitization positions which qualify for a RW of 1,250%(1)	—	-216
Regulatory adjustments relating to unrealized gains pursuant to CRR Article 468(2)	—	-62
Total regulatory adjustments to Common Equity Tier 1 capital	-476	-993
Total Common Equity Tier 1 capital	15,995	14,786
Additional Tier 1 capital	—	—
Total Tier 1 capital	15,995	14,786
Tier-2-eligible subordinated debt	2,088	1,953
Credit risk adjustments(3)	9	51
Total Tier 2 capital	2,097	2,004
Total Own funds	18,092	16,790
Total Own funds according to Basel I floor	18,083	16,739

(1)         In accordance with CRR, securitized assets with a risk weight of 1,250 percent are deducted from own funds, as an alternative to calculating risk exposure amounts for those assets. The deducted amount is the net booked value for such assets.

(2)         In accordance with FFFS 2014:12, unrealized gains on assets classified as available for sale are not deducted from own funds from January 1, 2015.

(3)         Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of December 31, 2015, the limitation rule has not had any effect (year-end 2014: no effect).

Minimum capital requirements exclusive of buffers

	December 31, 2015			December 31, 2014
Skr mn	EAD(1)	Risk exposure amount	Minimum capital requirement	EAD	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Central governments	141,235	760	61	158,666	736	59
Regional governments	13,999	—	—	20,891	—	—
Multilateral development banks	24	—	—	319	—	—
Corporates	1,441	1,441	115	1,207	1,207	96
Total credit risk standardized method	156,699	2,201	176	181,083	1,943	155

Credit risk IRB method
Financial institutions(2)	51,805	16,437	1,315	67,293	24,186	1,935
Corporates	81,575	46,990	3,760	79,344	49,042	3,923
Securitization positions	756	241	19	6,308	3,643	291
Assets without counterparty	129	129	10	134	134	11
Total credit risk IRB method	134,265	63,797	5,104	153,079	77,005	6,160
Credit valuation adjustment risk(3)	n.a.	2,403	192	n.a.	3,340	267
Foreign exchange risk	n.a.	1,570	126	n.a.	1,529	123
Commodities risk	n.a.	19	1	n.a.	27	2
Operational risk	n.a.	3,969	318	n.a.	3,473	278
Total	290,964	73,959	5,917	334,162	87,317	6,985

Adjustment according to Basel I floor(4)	n.a.	3,262	261	n.a.	—	—
Total incl. Basel I floor	n.a.	77,221	6,178	n.a.	87,317	6,985

(1)         Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)         Of which counterparty risk in derivatives: EAD 4,138 million (year-end 2014: Skr 5,699 million), Risk exposure amount of Skr 1,656 million (year-end 2014: Skr 2,844 million) and Capital requirement of Skr 132 million (year-end 2014: Skr 228 million).

(3)         Of which related to specialized lending: EAD Skr 4,085 million (year-end 2014: Skr 2,834 million), Risk exposure amount of Skr 2,806  million (year-end 2014: Skr 1,984 million) and Capital requirement of Skr 224 million (year-end 2014: 159 million).

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. SEK has permanent exemptions for exposures to Swedish central and regional governments, as well as permanent exemptions for some non-material exposures. Also, SEK has time-limited exemptions until december 31, 2015 for its exposures to central and regional governments outside Sweden and to multilateral development banks. SEK has applied to the Swedish Financial Supervisory Authority for approval of an IRB approach for those exposures with time-limited exemptions. SEK has also applied for a temporary prolongation of the time-limited exemptions until an IRB approach for the affected exposures is approved. Minimum capital requirements for these exposures will increase when an IRB approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, where the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. Other transitional arrangements concerning CRR have no significant effect on SEK.

Capital adequacy analysis

	December 31, 2015	December 31, 2014
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	21.6%	16.9%
Tier-1 capital ratio	21.6%	16.9%
Total capital ratio	24.5%	19.2%
Institution specific Common Equity Tier 1 capital requirement incl. of buffers(2)	7.7%	7.0%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical buffer	0.7%	—
of which Systemic risk buffer	—	—
Common Equity Tier 1 capital available to meet institution specific requirement(3)	20.1%	15.4%
Total capital ratio according to Basel I floor(4)	23.4%	19.2%

(1)         Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

(2)         Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

(3) Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio.

(4) The minimum requirement is 8.0 percent.

SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. The capital buffer requirements for systemically important institutions that will come into force January 1, 2016 will hence not apply to SEK. There is no systemic risk buffer applicable for SEK that is active at the moment. A countercyclical buffer rate of 1.0 percent shall be applied to exposures located in Sweden as of September 13, 2015 and going forward. As of December 31, 2015 the capital requirement related to relevant exposures in Sweden is 65 percent (year-end 2014: 61 percent) of the total relevant capital requirement regardless of location, this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The Swedish countercyclical buffer rate will increase to 1.5 percent as of June 27, 2016. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited. As of December 31, 2015, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.01 percentage points (year-end 2014: no effect).

Leverage Ratio

Skr mn	December 31, 2015	December 31, 2014
Exposure measure for the leverage ratio
On-balance sheet exposures	256,889	299,374
Off-balance sheet exposures	39,161	37,187
Total exposure measure	296,050	336,561
Leverage ratio	5,4%	4.4%

A leverage ratio measure has been introduced by the CRR and, starting in 2015, must be disclosed at least annually. Currently, there is no minimum requirement as to what a company’s leverage ratio should be. The leverage ratio is defined as the quotient of the Tier 1 capital and an exposure measure. The definition of the leverage ratio was changed as of January 19, 2015. The exposure measure consists of assets and off-balance sheet credit risk exposures, the latter of which are weighted with a factor depending on the type of exposure. Special treatment is given to for, inter alia, derivatives. The changes to the definition have also been reflected in the leverage ratio as of December 31, 2014.

Internally assessed economic capital excl. buffer

Skr mn	December 31, 2015	December 31, 2014
Credit risk	7,944	9,099
Operational risk	318	315
Market risk	1,447	1,693
Other risks	238	—
Total	9,947	11,107
Economic capital as percentage of Own funds	55.0%	66.2%

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2014.

Note 10. Exposures

Amounts expressing net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts expressing gross exposures are reported without taking into consideration effects of guarantees and credit default swaps. Both of these amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of counterparty	December 31, 2015		December 31, 2014		December 31, 2015		December 31, 2014		December 31, 2015		December 31, 2014
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	109.9	43.6	126.5	42.5	62.7	84.6	64.4	88.8	172.6	52.9	190.9	51.6
Regional governments	14.0	5.6	20.9	7.0	—	—	—	—	14.0	4.3	20.9	5.6
Multilateral development banks	0.0	0.0	0.3	0.1	—	—	—	—	0.0	0.0	0.3	0.1
Financial institutions	47.0	18.5	61.0	20.5	5.0	7.0	6.5	9.0	52.0	16.0	67.5	18.2
Corporates	80.6	32.0	82.8	27.8	6.2	8.4	1.6	2.2	86.8	26.6	84.4	22.8
Securitization positions	0.8	0.3	6.3	2.1	—	—	—	—	0.8	0.2	6.3	1.7
Total	252.3	100.0	297.8	100.0	73.9	100.0	72.5	100.0	326.2	100.0	370.3	100.0

Net exposure by region and exposure class, as of December 31, 2015

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	4.9	—	5.9	—	0.8	137.6	20.3	3.1	172.6
Regional governments	—	—	—	—	—	—	12.7	1.3	—	14.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.6	0.5	3.9	2.2	2.1	8.6	27.2	0.4	52.0
Corporates	1.1	1.4	0.5	5.5	—	1.8	60.0	16.3	0.2	86.8
Securitization positions		—	—	—	—	—	—	0.8	—	0.8
Total	3.6	10.9	1.0	15.3	2.2	4.7	218.9	65.9	3.7	326.2

Net exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.5	—	4.4	—	0.8	155.7	23.9	2.6	190.9
Regional governments	—	—	—	—	—	—	18.5	2.4	—	20.9
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.4	3.3	0.3	11.5	4.0	1.9	9.1	35.6	0.4	67.5
Corporates	0.7	0.9	2.3	5.6	0.1	1.0	58.9	14.4	0.5	84.4
Securitization positions	—	—	—	1.0	1.2	—	—	4.1	—	6.3
Total	2.1	7.7	2.6	22.5	5.3	3.7	242.2	80.7	3.5	370.3

Net exposure European countries, excluding Sweden

Skr bn	December 31, 2015	December 31, 2014
France	15.3	18.7
United Kingdom	9.2	13.5
Finland	8.2	9.1
Germany	7.5	9.7
The Netherlands	7.0	7.1
Denmark	6.6	5.9
Norway	4.3	4.5
Poland	3.1	2.7
Luxembourg	2.2	1.3
Switzerland	2.0	2.4
Ireland	1.1	3.0
Iceland	0.8	0.8
Spain	0.5	2.1
Austria	0.5	1.4
Belgium	0.4	0.3
Latvia	0.3	0.6
Portugal	0.2	0.4
Estonia	0.1	0.1
Italy	0.0	0.4
Greece	—	—
Other countries	0.3	0.2
Total	69.6	84.2

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 1.9 billion at December 31, 2015 (year-end 2014: Skr 5.9 billion). SEK does not have any net exposures to counterparties in Greece and Ukraine.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of December 31, 2015 (year-end 2014: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of December 31, 2015 (year-end 2014: Skr 0.1 billion). These gross exposures are guaranteed in full by counterparties in countries other than Greece and Ukraine.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current creditworthiness. Ratings in the table are stated as the second lowest of the credit ratings from Standard & Poor’s, Moody’s and Fitch. When only two credit ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been credit rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

Skr mn	December 31, 2015	December 31, 2014
‘AAA’	756	3,744
‘AA+’	—	4
‘AA’	—	206
‘AA-’	—	152
‘A+’	—	111
‘A’	—	419
‘A-’	—	143
‘BBB+’	—	163
‘BBB’	—	—
‘BBB-’	—	425
‘BB+’	—	150
‘BB’	—	387
‘B+’	—	174
CDO rated ‘CCC’	—	33
Total	756	6,111

Note 11. Transactions with related parties

Transactions with related parties are described in Note 29 in SEK’s Annual Report for 2014. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2014.

Note 12. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period. At the Extraordinary General Meeting on January 21, 2016, a new capital target for SEK was decided.  The capital target is that SEK’s total capital ratio under normal circumstances shall exceed the capital requirement communicated by the Swedish FSA with 1 to 3 percentage points. According to the result of the Swedish FSA’s supervisory review and evaluation process shall SEK have a total capital ratio of 16.3 percent during 2015. SEK’s total capital ratio as of December 31, 2015 was 24.5 percent.

This Year-end report has not been subject to review by the Company´s auditors.

The Board of Directors and the Chief Executive Officer confirm that this Year-end report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, February 4, 2016

AKTIEBOLAGET SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Susanne Lithander	Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board	Director of the Board

Jan Roxendal	Teppo Tauriainen
Director of the Board	Director of the Board

Catrin Fransson

Chief Executive Officer

Annual General Meeting

The Annual General Meeting will be held on April 26, 2016.

Annual Report

The Company´s Annual Report is expected to be available at SEK´s web-site www.sek.se as of February 23, 2016.

SEK has established the following expected dates for publishing of financial information and other related matters:

April 26 2016	Interim Report for the period January 1, 2016 — March 31, 2016
July 21, 2016	Interim Report for the period January 1, 2016 — June 30, 2016
October 21, 2016	Interim Report for the period January 1, 2016 — September 30, 2016

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on February 4, 2016 15:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2014, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.